VIA EDGAR AND FAX

April 26, 2011

Mr. Kevin Woody

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Host Hotels & Resorts, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed February 24, 2011
File No. 1-14625

Host Hotels & Resorts, L.P.
File No. 333-55807

Dear Mr. Woody:

On behalf of Host Hotels & Resorts, Inc. and Host Hotels & Resorts, L. P., we are submitting this letter in response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Form 10-K referenced above as set forth in the letter dated April 21, 2011. For your convenience, we have set forth the Staff’s original comment immediately preceding our response.

FORM 10-K

Financial Statements

Notes to Consolidated Financial Statements

18. Legal Proceedings, page 141

1.	We note the fourth paragraph in your legal proceedings footnote. With respect to your various other legal proceedings, we note that you have not disclosed in your financial statement footnotes:

(i) the possible loss or range of loss; or

Securities and Exchange Commission

April 26, 2011

(ii) a statement that an estimate of the loss cannot be made

ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Please revise your disclosures beginning in the first quarter Form 1O-Q to include all of the disclosures required by paragraphs 1 and 3-5 of ASC 450-20-50. In this regard, we do not believe that general boilerplate disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450.

Response:

The registrants will include the following disclosure in the notes to the financial statements in their Quarterly Report on Form 10-Q for the first quarter, which we expect to file on or before May 4, 2011, and will include comparable disclosure in future filings as appropriate:

We are involved in various legal proceedings in the normal course of business regarding the operation of our hotels. To the extent not covered by insurance, these lawsuits generally fall into the following broad categories: disputes involving hotel-level contracts, employment litigation, compliance with laws such as the Americans with Disabilities Act and other general matters. Under our management agreements, our operators have broad latitude to resolve individual hotel-level claims for amounts generally less than $150,000. However, for matters exceeding such threshold, our operators may not settle claims without our consent. Based on our analysis of legal proceedings that we are currently involved with or aware of and our experience in resolving similar claims in the past, we have accrued approximately $6 million and estimate that, in the aggregate, our losses related to these proceedings could be as much as $8 million. We are not aware of any other matters with a reasonably possible negative outcome for which disclosure of a loss contingency is required. No assurances can be given as to the outcome of any pending legal proceedings.

Separately, we have disclosed litigation related to the San Antonio Marriott Rivercenter for which we have accrued a loss contingency of approximately $48 million. For further detail on this legal proceeding, see our annual report on Form 10-K for the year ended December 31, 2010.

Securities and Exchange Commission

April 26, 2011

The registrants hereby acknowledge that:

•	The registrants are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any further action with respect to the filing; and

•	The registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

We appreciate the Staff’s time and attention to this matter. If you have any questions or comments or require further information, please do not hesitate to telephone the undersigned at (240) 744-5410, or Brian Macnamara at (240) 744-5423.

Sincerely,

/s/ Larry K. Harvey
Larry K. Harvey
Executive Vice President and Chief Financial Officer

cc:	Elizabeth A. Abdoo
Brian G. Macnamara
Host Hotels & Resorts, Inc.

Scott Herlihy
Latham & Watkins, LLP

Jennifer Monick
Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission